Exhibit 99.1

Frankfurt, February 8, 2016

Ad-hoc: Deutsche Bank publishes updated information about AT1 payment capacity

Frankfurt am Main, 8 February 2016 – Today Deutsche Bank (XETRA: DBKGn.DE / NYSE: DB) published updated information related to its 2016 and 2017 payment capacity for Additional Tier 1 (AT1) coupons based on preliminary and unaudited figures.

The 2016 payment capacity is estimated to be approximately EUR 1 billion, sufficient to pay AT1 coupons of approximately EUR 0.35 billion on 30 April 2016.

The estimated pro-forma 2017 payment capacity is approximately EUR 4.3 billion before impact from 2016 operating results. This is driven in part by an expected positive impact of approximately EUR 1.6 billion from the completion of the sale of 19.99% stake in Hua Xia Bank and further HGB 340e/g reserves of approximately EUR 1.9 billion available to offset future losses.

The final AT1 payment capacity will depend on 2016 operating results under German GAAP (HGB) and movements in other reserves.